Becker & Poliakoff LLP

45 Broadway, 17th Floor

New York, New York 10006

Tel.: (212) 599-3322

June 8, 2021

Via Edgar

Ms. Taylor Beech

Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	GreenVision Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed April 8, 2021
File No. 001-39136

Dear Commission Staff:

On behalf of GreenVision Acquisition Corp. (the “Company,” “GreenVision,” “we,” “our” or “us”), we transmit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) via the Commission’s EDGAR system related to GreenVision’s proposed business combination with Helbiz, Inc. (“Helbiz”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 6, 2021 (the “Comment Letter”). For ease of reference, we have included the original comments received from Staff in the Comment Letter in bold text, followed by our response. The responses below follow the sequentially numbered comments from the Comment Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A filed April 8, 2021

Letter to Stockholders

1. In your letter to stockholders on the first page of the proxy statement, please add disclosure regarding the PIPE Investment where you discuss the Business Combination.

Response

The Company acknowledges the Staff’s comment and has revised the letter to stockholders to include disclosure regarding the PIPE Investment.

Securities and Exchange Commission

June 8, 2021

Summary, page 28

2. We note your disclosure here and elsewhere in your filing that you will qualify as a “controlled company” upon the completion of the business combination, yet we also note your disclosure on pages 190-193 that you will have a majority of independent directors and that each of the committees of the board will consist solely of independent directors. Please clarify in your disclosure whether you intend to take advantage of the controlled company exemptions.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to clarify that Helbiz has indicated that it does not intend to take advantage of the controlled company exemption. See pages 29, 62, 76, and 236 of Amendment No. 1.

Risk Factors, page 38

3. Please include a risk factor that addresses the exclusive forum provision in your charter and the related risks including, but not limited to, increased costs to bring a claim and that the provision can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable, as well as any uncertainty about enforceability of the provision.

Response

The Company acknowledges the Staff’s comment and has included a risk factor addressing the exclusive forum provision in its charter and the risks related to such provision. See page 75.

The financial statements of Helbiz for the fiscal year ended December 31, 2020 include an explanatory paragraph..., page 39

4. Please revise this risk factor to explicitly state that there is substantial doubt about the company’s ability to continue as a going concern.

Response

The Company acknowledges the Staff’s comment and has revised this risk factor to expressly state that there is substantial doubt about the Company’s ability to continue as a going concern. See page 41.

Helbiz may become subject to claims, lawsuits, government investigations and other proceedings..., page 42

5. Please disclose the factual background and basis upon which Helbiz was named as a defendant in the lawsuit relating to the initial coin offering of the HBZ coin.

Response

The Company acknowledges the Staff’s comment and has included information concerning the background and basis of the lawsuit. See page 44.

Securities and Exchange Commission

June 8, 2021

A pandemic, epidemic or outbreak of an infectious disease in the United States..., page 57

6. Please revise this risk factor to include more specific disclosure regarding the actual impacts of the COVID-19 pandemic. For example, you state that the market conditions resulting from the pandemic “could materially adversely affect Helbiz’s business,” but you do not discuss the suspension of your services that occurred as a result of the pandemic that are described in page 25. You state that Helbiz “may experience slowed growth or a decline in new customer demand,” but you do not address the company’s actual growth or customer demand for 2020.

Response

The Company acknowledges the Staff’s comment and has revised this risk factor to include more specific information concerning the actual impacts of the COVID-19 pandemic. See pages 59 - 60.

Redemption Rights, page 78

7. We note your disclosure that a stockholder is not required to submit a proxy card or vote in order to validly exercise redemption rights. Please revise this disclosure for consistency with the disclosure elsewhere in your filing and Article Six of your current charter that provides a stockholder must vote on the Business Combination Proposal in order to exercise their redemption rights. Where you state that a stockholder is not required to vote against the Business Combination Proposal in order to have the right to seek redemption, please revise to clarify that stockholders still must cast a vote on the proposal to preserve their redemption right.

Response

The Company acknowledges the Staff’s comment and has revised this disclosure to ensure consistency throughout the preliminary proxy statement and Article Six of the Company’s current charter and to further to clarify that the Company’s stockholders must cast a vote on the Business Combination Proposal in order to preserve their redemption right. See pages 6 – 8, 31, 68- 69, 83 and 222.

Background of the Business Combination, page 85

8. Please include a discussion of the initial terms of GVAC’s proposed LOI delivered on November 30, 2020, the negotiation of those terms, and the terms of the final LOI entered into by GVAC and Helbiz on December 6, 2020.

Response

In response to Staff’s comment, we have significantly revised the disclosure under the caption “Background of the Business Combination” at pages 96 to 97 in order to include a discussion of the initial terms of the Company’s letter of intent from November 30, 2020, the negotiation of the terms, and the terms of the final letter of intent entered into by the parties on December 6, 2020.

Securities and Exchange Commission

June 8, 2021

9. Please summarize the details of due diligence and resulting discussions and negotiations that occurred between December 6, 2020 and February 8, 2021. Please provide a summary of the financial, business, and legal due diligence questions that arose during your diligence meetings. Disclose the concerns with respect to each item, and with respect to the resulting transaction documents, how any provisions, deal structure, valuations and reports impacted negotiations.

Response

In response to Staff’s comment, we have significantly revised the disclosure under the caption “Background of the Business Combination” at pages 97 to 101 in order to include further details of the due diligence and resulting discussion s and negotiations that occurred leading up to the parties’ entering into the definitive agreement on February 8, 2021.

10. Please substantially revise this section to provide more detail regarding the valuation of Helbiz and how it evolved throughout the negotiations. For example, on page 91 you state that Helbiz proposed an increased valuation from the valuation agreed in the LOI, but you do not disclose the actual valuation proposed in the LOI or Helbiz’s counterproposal. You reference valuation discussions from December 9, 2021 through February 8, 2021, but do not include disclosure of what was discussed. In the Business section on page 175, you state that in the event the final valuation of Helbiz is less than $300,000,000, you will owe the MiMoto stockholders additional shares of Class A common stock. Discuss what impact this had on the valuation negotiations. Lastly, specifically state whether GVAC determined or Colliers ultimately recommended the amount of consideration to be paid. Refer to Item 1015(b)(3) of Regulation M-A.

Response

In response to Staff’s comment, we have significantly revised the disclosure under the caption “Background of the Business Combination” at pages 96 to 99 in order to include more detail regarding the valuation of Helbiz and how it evolved throughout the negotiations. This revised disclosure also addresses whether the Company determined, or Colliers recommended, the consideration to be paid. See page 99.

11. Please expand your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, the terms and amount of the PIPE Investment, the dual-class structure and voting power of the founder and issuance of Class B shares, the holdback of the Class B shares to be issued to the founder, and other terms of the transaction agreements discussed between January 1, 2021 and January 25, 2021. In your revised disclosure, please explain the reasons for such terms, each party's position on such issues and how you reached agreement on the final terms.

Response

In response to Staff’s comment, we have significantly revised the disclosure under the caption “Background of the Business Combination” at pages 97 to 98 in order to include additional disclosure regarding the negotiation of the material terms of the transaction.

12. We note your reference to the Helbiz projections under the heading “Summary of GVAC Financial Analysis of Helbiz” on page 98, but it does not appear any projections are provided. Please revise to include such projections or tell us why you are not required to do so.

Response

The Company acknowledges the Staff’s comment and has revised this disclosure to include the projections. See pages 108 - 110.

Securities and Exchange Commission

June 8, 2021

13. We note your disclosure that Colliers used a city license analysis, where they analyzed the estimated value of city licenses by dividing the latest available equity value of 5 competing micro-mobility companies by the number of city licenses held. Please disclose the names of the micro-mobility companies used in this analysis.

Response

In response to Staff’s comment, we have revised the disclosure concerning the city license analysis of Colliers by disclosing the names of the companies used in such analysis. See page 106.

14. We note your disclosure that Colliers has been retained to assist the Company in conducting the De-SPACing process and potentially raising capital in conjunction with the Business Combination. Please quantify the “success fees” payable to Colliers referenced in your disclosure.

Response

In response to Staff’s comment, we have included disclosure regarding the success fee payable to Colliers. See page 104.

15. We note your disclosure on page 99 that GVAC reviewed certain financial information of Helbiz and the structure of the proposed Business Combination and compared it to corresponding financial information of certain recent initial public offerings and certain publicly-traded companies that GVAC selected based on GVAC’s experience and professional judgment. Please disclose the names of the companies GVAC reviewed.

Response

In response to Staff’s comment, we have revised the disclosure concerning the Company’s review of Helbiz’s financial information to clarify that management reviewed and relied on the guideline public companies analysis undertaken by Colliers. The Company’s revised disclosure includes specific reference to the names of the companies that were reviewed by Colliers in their analysis. See page 107.

16. We note your disclosure on page 99 that GVAC also performed a discounted cash-flow analysis on Helbiz, using Helbiz management’s financial projections. Please clarify whether this analysis was different than Collier’s discounted cash-flow analysis and clarify whether the underlying projections used in this analysis were different from the projections used in Collier’s analysis. In this regard, we note your disclosure that Helbiz management prepared these projections, while the disclosure on page 98 states that GVAC prepared the projections. If GVAC relied on different projections, please disclose those projections in the filing or tell us why you are not required to do so.

Response

In response to Staff’s comment, we have revised the disclosure concerning the Company’s review of Helbiz’s financial projections to clarify that management reviewed and relied on the discounted cash-flow analysis undertaken by Colliers. Further, such revised disclosure clarifies that the only projections relied on by GVAC were those provided by Helbiz. See page 107.

Securities and Exchange Commission

June 8, 2021

17. We note your disclosure on page 195 that Ladenburg acted as financial advisor to Helbiz with respect to the Business Combination and will receive a fee from Helbiz for its services, a substantial portion of which will become payable only if the Business Combination is consummated. Please quantify the fee payable to Ladenburg. We also note your disclosure that a managing director of Ladenburg, Jonathan Intrater, currently serves on the Board of Directors of GVAC. Please revise this section to discuss Mr. Intrater’s role in the negotiation of the transaction.

Response

In response to Staff’s comment, we have included disclosure regarding the payable to Ladenburg. See page 232. The Company has also revised this section of the proxy statement to discuss the role of Mr. Intrater in the negotiation of the transaction. See page 96.

Interests of Certain Persons in the Business Combination, page 101

18. Here, and elsewhere as applicable, please disclose the value of the out of pocket expenses incurred by the sponsor, directors, officers and their affiliates that are subject to reimbursement, as referenced on page 194.

Response

In response to Staff’s comment, we have included disclosure regarding the out-of-pocket expenses subject to reimbursement. See pages 111, 228 and 232.

Comparative Per Share Information, page 127

19. Please present the per share information for Helbiz and MiMoto on a standalone basis in separate columns so the book value per share, weighted average number of shares for basic and diluted, and basic and diluted per share information can be calculated or determined for the year ended December 31, 2020. Also, please include a footnote to explain how the stockholders' equity for MiMoto was converted from Euros to U.S. dollars at December 31, 2020.

Response

In response to Staff’s comment, we have revised the presentation of Comparative Per Share Information to present the per share information for Helbiz and MiMoto on a standalone basis, and to include the requested footnote information. See pages 137 to 139.

20. Please present in a tabular format the calculation or determination of the pro forma combined book value per share, pro forma weighted average number of shares - basic and diluted, and the pro forma basic and diluted income (loss) per share for the scenarios assuming no redemptions and maximum redemptions. Also, please disclose how you determined that the maximum of 4,253,293 shares of GVAC common stock can be redeemed upon consummation of the business combination in order to meet the minimum cash requirement.

Response

In response to Staff’s comment, we have revised the Comparative Per Share Information on pages 137 - 139 to present the information as requested in this comment. The Company has also added disclosure to describe how it determined the maximum number of shares of GreenVision common stock can be redeemed in order to meet the minimum cash requirement.

Securities and Exchange Commission

June 8, 2021

21. It is unclear how you calculated or determined GreenVision's book value per share at December 31, 2020. Please note that shares subject to possible redemption should not be included in the computation of book value per share since they are not classified as a component of stockholders’ equity. Please advise or revise as appropriate.

Response

In response to Staff’s comment, the Company has revised the presentation of GreenVision’s book value per share as of December 31, 2020. See page 138.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Helbiz

Impact of COVID-19 on Operations, page 130

22. You disclose restructuring efforts in the second and fourth quarters of 2020 in response to the pandemic, but don't discuss in detail what steps were taken to reduce operating expenses. Please tell us and disclose in detail the restructuring efforts undertaken by management during 2020 and the impact on your business, results of operations, financial condition, and liquidity for the year ended December 31, 2020. In your discussion, please discuss in more detail the impact of the temporary suspension of services in key markets including in Washington, D.C. and Miami. Refer to Item 303(b)(2)(i) and (ii) and CF Disclosure Guidance: Topic 9.

Response

In response to Staff’s comment, the Company has included expanded disclosure covering the efforts undertaken by Helbiz during 2020 to reduce operating expenses and to include disclosure regarding the impact of the pandemic on its business, results of operations, financial condition and liquidity for the year ended December 31, 2020. See pages 143.

Consolidated Results of Operations

Comparison of the Year Ended December 31, 2020, and the Year Ended December 31, 2019 Adjusted Operating EBITDA and Adjusted Operating EBITDA Margin, page 134

23. Please revise to present the most directly comparable GAAP measures Loss from Operations and Operating Margin with equal or greater prominence than the Non-GAAP financial measures Adjusted Operating EBITDA and Adjusted Operating EBITDA Margin. Your presentation should also be revised to clearly identify Adjusted Operating EBITDA and Adjusted Operating EBITDA Margin as Non-GAAP financial measures in both the narrative discussion and in the table of your quarterly results for the quarters from December 31, 2019 through December 31, 2020. Refer to Item 10(e) of Regulation S-X, Regulation G and Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, Question 102.10.

Response

In response to Staff’s comment, the Company has revised the disclosure related to the Non-GAAP financial measures in Amendment No. 1. In detail, the disclosure in Amendment No. 1 has been revised to present the following four different Non-GAAP financial measures of Helbiz: Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin. The Company believes that its revised presentation clearly identifies these four measures as Non-GAAP financial measures in both its narrative discussion and tabular presentation. Furthermore, Helbiz has revised its reconciliation to present the most directly comparable GAAP measures which are Net Revenues and Net Revenue Margin (for the Contribution and Contribution Margin measures) and Net Loss and Net Loss Margin (for the Adjusted EBITDA and Adjusted EBITDA Margin measures). In addition, the Company believes that the overall presentation of these Non-GAAP financial measures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Helbiz is consistent with the prominence requirements of Item 10(e) of Regulation S-K.

See pages 157- 159.

Securities and Exchange Commission

June 8, 2021

24. It appears you are adjusting your operating income (loss) for all of your non-cash and cash operating expenses included in Research and Development, Sales and Marketing, and General & Administrative in determining your Non-GAAP financial measures Adjusted Operating EBITDA and Adjusted Operating EBITDA margin. Please revise the calculation of your Non-GAAP measures to adjust for only non-cash expenses and nonrecurring expenditures in determining these amounts or explain why you believe your current presentation is appropriate. Also, please present your Non-GAAP financial measures for each fiscal year presented in your financial statements for comparability between periods. Refer to Item 10(e) of Regulation S-K, Rule 100(b) of Regulation G, and the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, Questions 100.01, 100.02 and 102.10.

Response

In response to Staff’s comment, the disclosure related to the Non-GAAP financial measures used by Helbiz has been revised to eliminate Adjusted Operating EBITDA and the Adjusted Operating EBITDA Margin and instead presenting the following four Non-GAAP financial measures: Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin. With respect to Helbiz’s calculation of Adjusted EBITDA, it has calculated such measure by including research and development, sales and marketing, and general and administrative costs, and excluding only the non-cash expenses and non-recurring expenses. Furthermore, the presentation of all of the Non-GAAP financial measures disclosed includes a description of such terms and an explanation of the items excluded in the calculation.

In Amendment No. 1 the disclosure also includes a revised tabular presentation of these metrics, including the reconciliations to the appropriate Non-GAAP measures for each quarter of 2019 and 2020 and the first fiscal quarter of 2021. The Company believes that the revised presentation and reconciliations of the Non-GAAP Financial Measures allow the actual and potential stakeholders to appropriately compare the financial information presented. See pages 157 - 159.

See pages 157 - 159.

Liquidity and Capital Resources, page 135

25. Please tell us and revise to disclose how you will obtain sufficient cash to meet the company's working capital needs over the next twelve months, fund your debt obligations due and repaid in 2021, and finance capital expenditures to continue to grow your fleet of electric vehicles and to grow your business. You early repaid the outstanding balances due on the 2018 Revolving Credit Facility and the 2020 Promissory Note totaling approximately $2.3 million at December 31, 2020 on March 24, 2021. Refer to Item 303(b)(1) of Regulation S-K.

In response to Staff’s comment, we have revised the disclosure to discuss how Helbiz intends to satisfy its working capital needs over the next twelve months, funds its debt obligations and finance capital expenditures to grow its business. See page 160.

26. The long-term loan of Euro 3.5 million entered into on November 5, 2020 by Helbiz through its fully-owned Italian entity does not agree with the corresponding disclosure of the same Euro-denominated loan entered into by your Italian entity on page F-48 of Euro 3.0 million. Please reconcile and revise these disclosures.

Response

The Company notes the Staff’s comment identifying an error in the disclosure regarding the principal amount of the long-term Euro-denominated note entered into on November 5, 2020. The long-term loan entered into on November 5, 2020 was for Euro 3.5 million and not Euro 3.0 million as disclosed in the Notes to Helbiz’s financial statements. However, the translated Dollar amount disclosed in the same sentence was accurate: $4,275,000. Additionally, in the Helbiz Condensed Consolidated Financial Statement for the three months ended March 31, 2021, Helbiz has revised the disclosures of the loan, by including the accurate Euro amount: Euro 3.5 million. Lastly, the Helbiz financial information and disclosures presented in the Consolidated Financial Statements and year end MD&A for the long-term loan entered into on November 5, 2020, are accurate. As a result, we believe that the typographical error, on the Euro disclosure is not misleading for actual and potential stakeholders.

27. We note your disclosure that the company “had, and may potentially continue to have, an ongoing need to raise additional cash from outside sources to fund its operations,” yet your risk factor on page 39 provides that Helbiz’s management expects the company will need to obtain additional financing, after the completion of the business combination, to fund its operations. Please revise for consistency.

Response

In response to Staff’s comment, we have revised the disclosure to indicate that Helbiz will continue to have an ongoing need to raise additional cash. See pages 148 and 160.

Securities and Exchange Commission

June 8, 2021

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

2. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 146

28. Refer to footnotes (1) and (6) for the pro forma adjustment to cash and cash equivalents and footnotes (5) and (7) for the pro forma adjustments to stockholders’ equity - Please revise to present a reconciliation in tabular format of the multiple components that aggregate to the total pro forma balance sheet adjustments to cash and stockholders' equity, as applicable. Also, the first sentence of footnote (6) references a pro forma adjustment of $38 million but this amount does not agree to the adjustments denoted by footnote (6) in your pro forma balance sheet. Please revise to eliminate this inconsistency.

Response

We note the Staff’s request to include a tabular reconciliation and to address the apparent inconsistency in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements. Helbiz has informed us that (i) as the pro-forma balance sheet to be included in the Amended Proxy Statement has been updated to be as of March 31, 2021, (ii) the pro-forma balance sheet as of March 31, 2021 includes tabular presentation of the pro forma adjustments to cash and stockholders’ equity, and (iii) as the pro forma adjustments commented on by the Staff have been addressed in Helbiz’s unaudited interim financial statements as of, and for the three months ended March 31, 2021 (the “Interim Financial Statements”), it believes that the matters raised in Staff’s comment have been addressed. See pages 168 - 176 of Amendment No. 1 for the pro forma balance sheet as of March 31, 2021.

29. Refer to footnote (2) - Please explain to us why the pro forma adjustment of $6.4 million to reflect the conversion of a Warrant Purchase Agreement entered into in May 2020 is based on an automatic conversion into GVAC common shares at the time of the business combination. You disclose elsewhere in the filing, including the footnotes to the Helbiz Inc. financial statements, that the investors converted the warrants into 232,141 shares of GVAC common stock on March 26, 2021. Please revise or advise as appropriate.

Response

We note the Staff’s comment. Helbiz has informed us that (i) as the pro-forma balance sheet included in Amendment No. 1 has been updated to be as of March 31, 2021 and (ii) as the pro forma adjustments commented on by the Staff have been addressed in Helbiz’s Interim Financial Statements and updated pro forma balance sheet, the pro forma balance sheet no longer includes the adjustment that was comment on by Staff. Accordingly, the Company believes that the Staff’s comment has been resolved. See pages 168 - 176 of Amendment No. 1 for the pro forma balance sheet as of March 31, 2021.

30. Refer to footnote 8(a) - Please revise the disclosure to clarify that the $2.155 million cash payment made to the MiMoto shareholders was part of the consideration paid by Helbiz to acquire MiMoto on March 19, 2021, and is reflected as pro forma adjustment (c) to the separate pro forma condensed balance sheet for Helbiz and MiMoto at December 31, 2020.

Response

We note the Staff’s comment. In response to such comment, we advise Staff that notes 3 and 4 to the separate updated pro forma condensed balance sheet for Helbiz and MiMoto include revised disclosure to clarify that the payment made to the MiMoto shareholders was part of the consideration paid by Helbiz to acquire MiMoto. See pages 168 - 176 of Amendment No. 1 for the pro forma balance sheet as of March 31, 2021.

Securities and Exchange Commission

June 8, 2021

31. Refer to footnote 1(e) - You disclose in this footnote that the proceeds from the secured long-term loan entered into by Helbiz on March 23, 2021 were $11.947 million. Please explain why this amount differs from the proceeds received under the $15 million secured loan bearing interest at 9.2% maturing on December 1, 2023 disclosed under Loan and Security Agreement on page 174 and with the loan disclosed on page F-56 of Hebliz’s financial statements. Also, please revise footnotes 6(e) and 8(a) to the pro forma financial statements to reconcile and revise the inconsistency.

Response

We note the Staff’s comment. In response to this comment, Amendment No. 1 includes revised disclosure clarifying the terms of the secured long-term loan entered into by Helbiz on March 23, 2021. Under the terms of the referenced Loan and Security Agreement, the aggregate principal amount of the loan was $15 million dollars and Helbiz received net proceeds of $11.9 million thereunder. Further, as the pro-forma balance sheet included in Amendment No. 1 has been updated to be as of March 31, 2021, and the subject Loan and Security Agreement is addressed therein, the Company believes that this comment has been addressed.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 148

32. Please tell us and revise to disclose the assumptions used to determine the $4,800 pro forma adjustment to reflect the extinguishment loss associated with the Helbiz Warrant Purchase Agreement upon consummation of the IPO. You disclose on page 136 that the warrant investors converted the warrants into 232,141 shares of common stock on March 26, 2021 in advance of the IPO or April 30, 2021 (as defined for the 2020 Warrant Purchase Agreement). In your response, please explain how the fair value of the common shares at March 26, 2021 was determined. Also, revise your footnote disclosure to indicate the number of shares issued to settle the warrant.

Response

We note the Staff’s comment, and in connection therewith Helbiz has presented the Helbiz Warrant Purchase Agreement discussed in this comment in its Interim Financial Statements with a related description of the assumptions underlying the loss on extinguishment. As a result, this transaction does not generate a pro forma adjustment in the Unaudited Pro Forma Combined Statements of Operations contained in Amendment No. 1. The Company believes that this updated disclosure addresses Staff’s comment.

33. Refer to footnote (2)(b) - Please revise to disclose the amounts of the loans obtained by Helbiz in March 2021 and the related interest rates on the loans that were used in calculating the $1,632 pro forma adjustment for additional interest expense.

Response

Helbiz has informed us that as the loans were entered into by Helbiz during its first quarter in 2021, the impact was included in its Interim Financial Statements which includes the requested disclosure on interest rates. See pages F-98 to F-100. As a result, this transaction does not generate a pro forma adjustment in the Unaudited Pro Forma Combined Statements of Operations contained in Amendment No. 1.

Securities and Exchange Commission

June 8, 2021

34. Please revise the notes to the pro forma statement of operations to include a tabular summary showing how you calculated or determined the weighted average shares outstanding that were used to compute basic and diluted earnings per share assuming both no redemptions and maximum redemptions.

Response

In response to Staff’s comment, the preliminary proxy statement has been revised to include the requested tabular summary showing how the Company and Helbiz determined the weighted average shares outstanding used to compute basic and diluted earnings per share. See Note 3 to the pro forma statement of operations beginning at page 176.

Unaudited Pro Forma Condensed Combined Statement of Operations for Helbiz, Inc. and MiMoto Smart Mobility S.r.l., page 150

35. Please revise to disclose Helbiz, Inc.'s historical weighted average shares outstanding at December 30, 2020. Also, revise to disclose pro forma weighted average shares outstanding giving effect to the MiMoto acquisition transaction and provide footnote disclosure explaining how pro forma weighted average shares were calculated or determined.

Response

In response to Staff’s comment, the preliminary proxy statement has been revised to disclose Helbiz’s historical weighted average shares outstanding at December 30, 2020, the pro forma weighted average shares outstanding giving effect to the MiMoto acquisition and the requested footnote disclosure See Note 7 to the pro forma condensed combined statement of operations for Helbiz and MiMoto at page 182.

Business

Our Advantage, page 155

36. We note your disclosure cities have put a cap on the number of operators in a city as well as the number of vehicles per operator. Please clarify whether Helbiz would be considered one of these “operators” and whether these regulations apply to companies in the micro- mobility industry.

Response

In response to Staff’s comment, the Company has revised the disclosure to clarify the impact of these regulations on companies in the micro-mobility industry. See page 184.

37. Please provide support for the statement that you have become “one of the leading Italian micro-mobility operators, based on number of licenses and electric vehicles authorized.

Response

In response to the Staff’s comment, we have removed the statement that Helbiz is “one of the leading Italian micro-mobility operators, based on number of licenses and authorized vehicles.”

Intellectual Property, page 170

Securities and Exchange Commission

June 8, 2021

38. We note your disclosure that your success depends in part on your continued ability to license and use third-party technology that is integral to the functionality of your products and app. Please identify or describe the nature of such third-party technology as it relates to your products and app.

Response

In response to Staff’s comment, the Company has expanded the disclosure to describe the third-party technology it licenses and uses in its products and app. See pages 199 and 202 to 204.

Partnerships, page 172

39. To the extent material, disclose whether you have entered into any agreements with the partners listed in your filing and include a summary of the material terms of such agreements, including the duration and termination provisions. Please also provide similar disclosure with respect to the contracts in place with your key suppliers identified on page 174. In this regard, we note your disclosure that you depend upon a limited number of third parties to perform certain functions in your supply chain, some of which are only available from single sources.

Response

In response to Staff’s comment, in Amendment No. 1, the Company has expanded the disclosure to include a summary of the material terms of the agreements it has with key business partners and suppliers. See pages 202 - 204.

Consolidated Statements of Operations and Comprehensive Loss, page F-26

40. Please revise to disclose the weighted average number of common shares outstanding that were used to compute basic and diluted earnings per share for each of the periods presented. Refer to ASC 260-10-45. Also, please revise to disclose the number of securities (i.e., warrants, options and convertible debt or equity securities) that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the periods presented because their impact was anti-dilutive. Refer to the guidance in ASC 260-10-50-1(c).

Response

In response to the Staff’s comment, the preliminary proxy statement has been revised to include in Helbiz’s Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2021, the weighted average number of common shares outstanding that were used to compute basic and diluted earnings per shares for the three months ended March 31, 2021 and March 31, 2020. The disclosure also includes the number of securities that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the periods presented because their impact was anti-dilutive. We considered that the interim financial information has the most updated and indicative information for actual and potential shareholders and stakeholders.

Furthermore, the Company has revised the Comparative Share Information paragraph and the unaudited pro forma condensed combined financial information and related Notes in order to disclose the weighted average number of Common Shares outstanding that were used to compute basic and diluted earnings per share for the year ended December 31, 2020 and the three months ended March 31, 2021. The Helbiz-MiMoto financial statements for the three months ended March 31, 2021, disclosed the number of securities including those that may be considered anti-dilutive.

See pages F-90 and F-104.

Securities and Exchange Commission

June 8, 2021

Helbiz, Inc. Consolidated Audited Financial Statements for the Years Ended December 31, 2020 and 2019

10. Common Stocks, page F-50

41. Your disclosure on page F-51 indicates that 600,000 shares of common stock were reserved for issuance under the 2020 CEO Performance Award. We also note that the CEO performance awards vest upon satisfaction of a service condition, a market condition and a performance condition and that the performance condition will be satisfied on the effective date of a registration statement of the Company filed under the Securities Act for the Company's listing. Please indicate whether the effectiveness of the registration statement on Form S-4 filed in connection with Helbiz's planned merger transaction will result in vesting of any portion of the 2020 CEO Performance Award. If so, please indicate the amount of compensation expense that will be recognized as a result the vesting and explain how this amount was determined.

Response

As the Staff has noted, Helbiz reserved 600,000 shares of Common Stock issuable to its CEO, under the 2020 CEO Performance Award. We have been advised that as of the closing date of the Helbiz-GreenVision merger (the “IPO Date”), all terms and conditions applicable to the CEO Performance Award, including the strike price, will be determined. Further, we have been advised that Helbiz considers the IPO Date as the grant date of the 2020 CEO Performance Award and that no award under the 2020 CEO Performance Award will be vested as a result of the planned merger transaction. The Company notes that no Registration Statement on Form S-4 was filed in connection with Helbiz’s planned merger transaction and will not be at any time prior to the closing of such transaction.

***

Thank you for your assistance in this matter. Please contact the undersigned or my partners Michael Goldstein and Steven Glauberman with any questions or further comments. Our email addresses are, respectively, Jxiu@beckerlawyers.com, mgoldstein@beckerlawyers.com, and sglauberman@beckerlawyers.com.

Sincerely,

/s/ Michael A. Goldstein, Esq.

cc:	Robert Shapiro, SEC
Linda Cvrkel, SEC